Exhibit 99.1

SUZANO S.A.

Companhia Aberta de Capital Autorizado

CNPJ/ME nº 16.404.287/0001-55

NIRE 29.3.0001633-1

COMUNICADO AO MERCADO

São Paulo, 29 de junho de 2022 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa, vem informar aos seus acionistas e ao mercado em geral que, por meio da celebração, em 29 de junho de 2022, de contrato de compra e venda de participação societária, a Companhia, na qualidade de Compradora, na data do fechamento irá adquirir a totalidade das ações de emissão da Caravelas Florestal S.A. no CNPJ/ME sob o nº 15.489.351/0001-85 (“Companhia Alvo” e “Operação”).

Em contraprestação às ações da Companhia Alvo, a Companhia se comprometeu a pagar um preço de R$ 336 milhões, o qual será corrigido conforme a seguir até o fechamento da Operação e pago em uma única parcela  após a verificação de condições precedentes, comumente praticadas pelo mercado nesse tipo de transação, incluindo a aprovação da Operação pelo Conselho Administrativo de Defesa Econômica (CADE), na forma da Lei nº 12.529, de 30 de novembro de 2011, conforme alterada. O preço base está sujeito a correção e ajustes pós-fechamento com base na variação de dívida, caixa e demais custos envolvidos da Companhia Alvo.

A Companhia informa que já utiliza os ativos florestais existentes na Companhia Alvo por meio de contratos celebrados em 2012 em diante, pela sua antecessora, Fibria Celulose S.A.

A Operação está alinhada à estratégia da Suzano de ser “best-in-class” no custo total de celulose, através da redução do dispêndio na compra de madeira, bem como de garantir base florestal em áreas estratégicas às suas operações no longo prazo.

Por fim, a Companhia reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca do andamento da Operação, bem como de qualquer outro assunto de interesse de seus acionistas e do mercado.

São Paulo, 29 de junho de 2022.

Marcelo Feriozzi Bacci

Diretor Executivo de Finanças e de Relações com Investidores

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, June 29th, 2022 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29, 2022, as amended, and of CVM Resolution No. 44, dated as of August 23, 2021, in line with corporate governance best practices, hereby informs its shareholders and the market in general by means of the execution, on June 29th, 2022, of the “Share Purchase Agreement” the Company, as purchaser, on the closing date, will acquire the totality of shares issued by Caravelas Florestal S.A., enrolled with the CNPJ/ME under No. 15.489.351/0001-85  (“Target Company” and “Transaction”).

In consideration for the shares of the Target Company, the Company agreed to pay the price corresponding to R$336 million Brazilian Reais which is subjected to money adjustments as bellow up to closing and paid in one installment after the fulfillment of conditions precedent, market practice in similar transactions, including the approval of the Transaction by the Brazilian antitrust authorities, pursuant to Law No. 12,529, as of November 30, 2011, as amended. The base price is subject to inflation and post-closing price adjustments based on the debt, cash position and other costs related to the Target Company.

The Company informs that it already uses the Target Company’s forestry assets through agreements entered into in 2012 onwards by its predecessor, Fibria Celulose S.A.

The Transaction is aligned with the Company’s strategy to be ‘best-in-class’ in terms of the total cost of pulp, by reducing expenditure on the purchase of wood, as well as guaranteeing a forest base in strategic areas for its operations in the long term.

Lastly, the Company reiterates its commitment to keep shareholders and the market in general informed about the progress of the Transaction, as well as any other matter of interest to its shareholders and the market.

São Paulo, June 29th, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer